Exhibit (a)(16)

Flexion Employee Questions and Answers1

Q1.	What will happen to unused vacation time (personal and regular)? Will we get paid for all unused time? If we are retained, will we be able to rollover vacation days?

A:	Accrued, Unused Vacation Days

If	you are terminated at any time, you will be paid for your accrued, unused vacation days according to state laws.

If	you are retained by Pacira:

•	You will be eligible for the Pacira Flexible Time Off (FTO) policy and annual accrual rates based on years of service. If your current annual vacation accrual balance as of December 31, 2021 is greater than the Pacira FTO accrual rate, going forward, Pacira will honor your current Flexion annual vacation accrual in 2022 and beyond. In addition, Pacira will honor your 2021 rollover days as of December 31, 2021 according to the Flexion rollover policy. Your rollover days carried into 2022 must be used by June 30, 2022 per the Pacira FTO policy.

Any accrued, unused vacation balance after December 31, 2021 in excess of your current allowed roll over maximum will expire as they would under the Flexion policy.

Unused Personal Days/Future Company Holidays

If you are terminated at any time, you will not be paid for unused personal days or remaining company holidays, consistent with the current Flexion practice, including the 2021 company shutdown.

Q2.	What happens with tuition reimbursement that I have already submitted? Can I continue to use the benefit until the acquisition is final?

A:	Pacira does not have a tuition reimbursement plan. Anyone that has already submitted a request to Flexion to be reimbursed for the fall 2021 semester, whether they are retained or terminated, must submit the following to Flexion by 11/18/2021:

1.	Evidence that they are currently enrolled in a class/program (previously approved for reimbursement);
2.	A current class grade; and
3.	Anticipated completion date of class.

Upon approval of submitted items, Flexion will pay out previously agreed to amounts according to the terms and conditions of Flexion’s tuition reimbursement plan.

Q3.	Do we continue to receive our car allowance during the severance period under the CIC Plan?

A:	No, upon termination of employment, your car allowance will cease. This is not part of our Change in Control Severance Benefit Plan (the “CIC Plan”). In addition, if you are relieved of your duties prior to your termination of employment, your car allowance will cease.

Q4.	If I currently have a 401(k) loan and my employment is terminated, what happens?

A:	At a time prior to the deal closing, Flexion’s 401(k) plan will be terminated. Anyone with a 401(k) account balance will receive information from Voya on your account distribution options and anyone with an outstanding loan will owe that money back in full at the time of plan termination, or the loan will default and will be treated as a taxable withdrawal (subject to any early distribution penalties, as applicable).

If you are retained by Pacira, you will be eligible to participate in Pacira’s 401(k) and will receive more information on how to enroll, rollover your account balance and your options to rollover your 401(k) loan.

1 These Employee Questions and Answers are for general informational purposes and shall not be construed in any way as a promise or guarantee of continued employment with Flexion or Pacira for any specific period of time or providing any legal or tax advice.

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Q5.	What is Pacira’s parental leave policy? If a Flexion employee is retained by Pacira, will they be eligible immediately for that leave?

A.	Pacira has a paid parental leave benefit policy for U.S. based employees. Under this policy, employees who work at least 30 hours per week, and who have completed at least three (3) months of service, are eligible for paid parental leave payments at 100% of up to four (4) full consecutive work weeks within the first four (4) months following the birth, adoption or foster care placement of the employee’s child. Any payments for which the employee may be eligible to receive under this plan will be coordinated with any available paid family leave benefits. Flexion service will be honored towards the 3-month service requirement.

Q6.	If Pacira offers us employment and we turn it down are we still considered eligible for severance payments and benefits under the CIC Plan?

A:	Turning down an offer of employment may result in a loss of severance eligibility pursuant to the terms and conditions of our CIC Plan. The CIC Plan provides, in part, as follows:

An employee who otherwise is an Eligible Employee will not receive severance benefits under the Plan in the following circumstances, as determined by the Plan Administrator in its sole discretion:

(3) The employee is offered an identical or substantially equivalent or comparable position with the Company or an Affiliate. For purposes of the foregoing, a “substantially equivalent or comparable position” is one that provides the employee substantially the same level of responsibility and compensation and would not give rise to the employee’s right to a resignation for Good Reason.

(4) The employee is offered immediate reemployment by a successor to the Company or an Affiliate or by a purchaser of the Company’s assets, as the case may be, following a Change in Control and the terms of such reemployment would not give rise to the employee’s right to a resignation for Good Reason. For purposes of the foregoing, “immediate reemployment” means that the employee’s employment with the successor to the Company or an Affiliate or the purchaser of its assets, as the case may be, results in uninterrupted employment such that the employee does not incur a lapse in pay or benefits as a result of the change in ownership of the Company or the sale of its assets.

Q7.	If I experience a Covered Termination during the CIC Period and take another job before the severance period under my CIC participation agreement runs out, will I be able to receive the remaining portion of my salary continuation under my CIC participation agreement?

A:	Generally, yes. However, note that your participation agreement under the CIC Plan provides that eligibility for and receipt of any severance benefits to which you may become entitled under the CIC Plan is expressly contingent upon your compliance with the terms and conditions of a release that you sign and deliver in connection with the CIC Plan and your compliance with the terms and conditions of the Proprietary Information, Inventions, Non-Solicitation, and Non-Competition Agreement that you have already signed. Severance benefits under the CIC Plan will immediately cease in the event of your violation of the provisions of those documents, including the non-competition and non-solicitation provisions.

Q8.	If my employment is terminated, what will happen to my health and welfare benefits?

A:	Upon termination of employment, you may be eligible for benefits continuation (medical, dental and vision) under COBRA. COBRA requires that continuation coverage extend from your termination date for a limited period of up to 18 months. See the Department of Labor website for more information on COBRA. The options offered to you will match the benefits available to similarly situated active employees and may change during the period in which you are enrolled in COBRA.

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Additionally, if your termination of employment results in eligibility for severance benefits pursuant to the CIC Plan, you will also be eligible to receive 100% of your COBRA premiums paid from the date of the qualifying event through the last day of your CIC severance period (or, if earlier, your loss of COBRA eligibility or eligibility for group health coverage under a subsequent employer’s plans). You will be responsible for 100% of your COBRA premiums for the remaining time you are eligible for COBRA.

For a transitional period, Pacira expects to be able to continue offering the current Flexion health and welfare benefits (but, most likely, not longer than Q1 2022). After such transitional period, Flexion benefit plans are expected to terminate and if you are employed by Pacira or enrolled in COBRA, you will transition to a Pacira plan. Pacira reserves the right to change plans going forward and will work with active and terminated employees to transition them according to the requirements of the plans.

Q9.	Will there be a winter shutdown in 2021?

A:	Yes. If you are either employed by Flexion or Pacira at the time of the winter shutdown, this time off will remain for 2021. Beginning in 2022, the winter shutdown will not be recognized by Pacira.

Q10.	Can you tell me what happens to our FSA accounts if the deal closes before the end of the year? For example, I elected to contribute $2750. Will I just lose my contributions between close and the end of the year if I am let go, or is my FSA account funded to $2,750 regardless?

A:	If you are terminated at any time, the Flexion FSA account plan rules stipulate the following:

If your employment is terminated before the end of 2021, you will have 60 days from the date of your termination to file for any reimbursement of qualifying expenses incurred prior to your termination. For example, if your employment is terminated on 12/10/2021, you will have until 2/8/2022 to file for any reimbursements. Terminated employees will have the option to elect COBRA for health care FSAs to maintain access to available funds during their COBRA continuation coverage period. COBRA continuation coverage is not available for dependent care FSAs.

If you are retained by Pacira:

The Pacira benefits program offers a Healthcare and Dependent Care FSA. If you are retained, Pacira expects to maintain Flexion benefits plans (including FSA) open for a transitional period of time (most likely until sometime in Q1 2022) at which time you will be eligible to participate in a Pacira FSA. Pacira will partner with the Flexion and Pacira FSA partners to transfer prior unused FSA account balances as IRS and plan rules allow. A transfer of FSA funds from one plan to another takes time and may cause a period of time where access to your FSA account is paused. You should evaluate if you can spend your FSA balances now to ensure you have timely access to funds.

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Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be”, “would be”, “may”, “could” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion Therapeutics, Inc. (“Flexion”) and the timing and benefits thereof, Pacira BioSciences, Inc.’s (“Pacira”) strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Pacira’s and Flexion’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, as well as other risks related to Pacira’s and Flexion’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Pacira’s and Flexion’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2020 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Pacira’s and Flexion’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Pacira and Flexion undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed acquisition, Oyster Acquisition Company, Inc., a wholly-owned subsidiary of Pacira (“Purchaser”), commenced a tender offer (the “Offer”) for the outstanding shares of common stock (“Shares”) of Flexion on October 22, 2021. This communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents has been filed with the SEC by Pacira and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Flexion. The Offer to purchase Shares is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which is named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Pacira under the “Investors” section of Pacira’s website at investor.pacira.com.

November 17, 2021